UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   June, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Announcement dated June 25, 2009 issued by the registrant announcing the approval by the UK Listing Authority and publication of its prospectus (“the “Prospectus”) dated June 24, 2009 relating to the proposed issue of up to 51,057,000 ordinary shares of the registrant in connection with the proposed merger with SiRF Technology Holdings, Inc. (“SiRF”) and the application for the admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities of the existing ordinary shares and new ordinary shares of the registrant.

The Prospectus is not incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
1.1

Announcement dated June 25, 2009 issued by the registrant announcing the approval by the UK Listing Authority and publication of the Prospectus dated June 24, 2009 relating to the proposed issue of up to 51,057,000 ordinary shares of the registrant in connection with the proposed merger with SiRF and the application for the admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities of the existing ordinary shares and new ordinary shares of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

                                  Date: June 25, 2009

By:  /s/ Will Gardiner

Will Gardiner

Chief Financial Officer

EXHIBIT 1.1

25 June 2009

CSR plc

Publication of Prospectus

CSR plc (LSE:CSR.L) (“CSR” or the “Company”), announces that the following prospectus has been approved by the UK Listing Authority:

Prospectus dated 24 June 2009 relating to the proposed issue of up to 51,057,000 New Ordinary Shares in the Company in connection with the proposed merger with SiRF Technology Holdings, Inc. and Application for the admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities of the Existing Ordinary Shares and New Ordinary Shares (the "Prospectus").

To view the Prospectus, please paste the following URL into the address bar of your browser:

http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9OTAzM3xDaGlsZElEPS0xfFR5cGU9Mw==&t=1

A copy of the Prospectus has been submitted to the UK Listing Authority for inspection which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7066 1000

Enquiries

Will Gardiner Chief Financial Officer, CSR plc	Brunswick, Chris Blundell
+ 44 1223 692000	+44 207 404 5959

Important Notice

THE PROSPECTUS IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, JAPAN OR CANADA.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside those countries and/or to whom the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Forward Looking Statements

Certain statements contained in the Prospectus (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are “forward-looking statements” including, in the case of SiRF Technology Holdings, Inc. (“SiRF”) only, forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and they represent the current expectations and beliefs of the management of CSR concerning the proposed merger with SiRF (the “Merger”) and other future events and their potential effects on CSR. In some cases, these forward-looking statements can be identified by words such as “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “should” and other words of similar meaning.

The forward-looking statements in the Prospectus are based upon numerous assumptions regarding CSR’s, SiRF’s and/or the enlarged CSR group’s (the “Combined Company”) present and future business strategies and the environment in which CSR, SiRF and/or the Combined Company will operate in the future and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and/or the Combined Company. CSR cautions that these forward-looking statements are not guarantees and that actual results, performance or achievement of CSR, SiRF and/or the Combined Company could differ materially from those expressed or implied in these forward-looking statements.

Important factors that could cause the actual operating results or the financial condition of CSR, SiRF and/or the Combined Company to differ materially from those expressed or implied by forward-looking statements in the Prospectus include, but are not limited to, the factors indicated in the Prospectus under the heading “Risk Factors”.

Each forward-looking statement speaks only as of the date thereof. Information contained in the Prospectus (including any forward-looking statements) will be updated or revised as required by the Listing Rules, the Disclosure Rules and Transparency Rules or the Prospectus Rules. CSR otherwise expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained therein to reflect any change in CSR’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.